DC

No Act
P.E. 1-18-07

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

March 7, 2007

James Earl Parsons
Counsel
Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298

Act: 1934
Section: 14A-8
Rule:
Public Availability: 3/7/2007

Re: Exxon Mobil Corporation
Incoming letter dated January 18, 2007

Dear Mr. Parsons:

This is in response to your letter dated January 18, 2007 concerning the shareholder proposal submitted to ExxonMobil by William Steiner. We also have received a letter on the proponent's behalf dated January 23, 2007. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

David Lynn
Chief Counsel

Enclosures

cc: John Chevedden
2215 Nelson Ave., No. 205
Redondo Beach, CA 90278

34088

Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, Texas 75039-2298
972 444 1478 Telephone
972 444 1432 Facsimile
james.e.parsons@exxonmobil.com

James Earl Parsons
Counsel

ExxonMobil

January 18, 2007

__VIA Network Courier__
U. S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, NE
Washington, D.C. 20549

RE: __Securities Exchange Act of 1934 -- Section 14(a); Rule 14a-8__
Omission of Shareholder Proposal Regarding Incentive Pay Recoupment

Gentlemen and Ladies:

Enclosed as Exhibit 1 are copies of correspondence between William Steiner and Exxon Mobil Corporation regarding a shareholder proposal for ExxonMobil's upcoming annual meeting. We intend to omit the proposal from our proxy material for the meeting because the proposal has already been substantially implemented. To the extent this letter raises legal issues, it is my opinion as counsel for ExxonMobil.

The Proposal.

The proposal requests the board to adopt a bylaw to enable the company to recoup all unearned incentive bonuses or other incentive payments to senior executives to the extent that their corresponding performance targets were later reasonably determined to have not been achieved.

Grounds for Omission.

__Background__. ExxonMobil's business is long-term and capital-intensive. Our business is characterized by multi-billion-dollar projects that typically take years to identify and develop and then have productive lives extending for multiple decades. Our business is also commodity-based and thus highly cyclical.

To manage this kind of business successfully, ExxonMobil's senior executives must have a correspondingly long-term perspective. Actions an executive takes today may impact the company's business and financial performance many years in the future, through a wide range of market conditions. Managing the risks inherent in our business also requires a relentless focus on operational excellence.

ExxonMobil's entire executive development and compensation system is designed to foster the long-term management orientation the company requires. A fundamental principle that informs virtually every aspect of this system is the principle that executives must not be rewarded for short-term performance or results that turn out not to be resilient over time, or in fact not to have been achieved.

We carry out this principle through a variety of compensation structures and tools including the following:

- All senior executives are "at will" employees. They do not have employment contracts or a severance program.
- The majority of a senior executive's annual pay is delivered in the form of restricted stock subject to uniquely long vesting provisions. Specifically, half of a senior executive's restricted stock award vests five years from the grant date and the other half vests 10 years from grant or upon approved retirement, *whichever occurs later*. These vesting provisions are not subject to acceleration except in case of death. The result is that, at any given time and for up to nine years after approved retirement, a substantial portion of an executive's personal net worth remains at risk not only for events that adversely affect the price of ExxonMobil stock but also at risk of forfeiture as described in more detail below.
- Payment of half of an executive's annual bonus is deferred by the company for a period of up to three years, depending on the rate of future earnings accumulation. During this period the unpaid bonus is at risk of forfeiture as described below.
- Under the provisions of ExxonMobil's long- and short-term incentive programs (see Exhibits 2 and 3), if an executive terminates employment before age 65 all outstanding incentive awards, including restricted stock, unexercised stock options (which the company ceased granting after 2001), and unpaid bonus amounts *automatically* expire and are forfeited *unless* the granting authority (which in the case of senior executives would be the Compensation Committee of the Board of Directors) affirmatively determines that such awards should not be forfeited. This applies whether the executive resigns or is terminated by the company.
- The company's long-term incentive program also includes a specific provision, which the company has successfully enforced in actual cases, to require an executive whose employment terminates before age 65 to repay to the company the full spread realized on any stock option exercises within six months before the termination.
- In addition to automatic forfeiture of awards on termination, the long- and short-term incentive programs also include provisions under which unvested or unpaid incentive awards are subject to cancellation upon a determination that an executive engaged in detrimental activity. "Detrimental activity" is broadly defined for this purpose and includes any action deemed to be contrary to the interests of ExxonMobil, such as a violation of ExxonMobil's conflict of interest or other policies. This forfeiture provision applies during employment and continues to apply to all outstanding incentive awards after retirement, even in cases where the executive retired after reaching age 65 or where the Compensation Committee otherwise determined that awards would not be forfeited as a result of an early termination.

- The company's long- and short-term incentive programs also include specific provisions under which, if an executive is suspected of having engaged in detrimental activity within the broad definition of the plans, payment or settlement of incentive awards may be suspended pending an investigation of the matter.

We recognize the staff has taken a relatively strict view of substantial implementation in the context of shareholder proposals calling for incentive pay recoupment. In particular, in Bristol-Meyers Squib Company (February 20, 2006) (upheld by the staff on reconsideration, March 7, 2006), the staff took the view that the company's recoupment policy did not substantially implement a related shareholder proposal because, among other things, the company policy would only have required recoupment in cases where an officer engaged in misconduct that caused or partially caused a restatement, whereas the proposal could require recoupment from all executives in case of a restatement or write-off. (But see Pfizer Inc. (February 8, 2006) (initial staff denial of no-action request reversed by the staff upon reconsideration, March 8, 2006)).

However, we believe there are key differences in both the substance of the proposal and the company's facts and circumstances that warrant a different conclusion in ExxonMobil's case, taking into account the administrative history of Rule 14a-8(i)(10) (see in particular, Release No. 34-20,091, Section II. E. 5 (August 16, 1983)).

Unlike the proposal in Bristol-Meyers, the ExxonMobil proposal is not tied specifically to financial restatements or write-offs. Rather, the ExxonMobil proposal speaks more broadly of recoupment of incentive pay that is "reasonably determined" to have been "unearned". We believe the policies and provisions described above already provide ExxonMobil with more than enough tools to cancel or recoup compensation under any scenario in which it could be "reasonably" determined that a particular executive's compensation was "unearned," including because performance results the Compensation Committee believed had been achieved at the time of grant of an award later turn out not to have been achieved. These provisions include the extremely long vesting period of our restricted stock awards, which inherently subject every executive's net worth to risk for a restatement or other event that negatively impacts our shareholders, as well as the sweeping forfeiture and related provisions described above.

The proposal reflects little familiarity with ExxonMobil's actual executive compensation structure. For example, the proposal speaks of recouping "unearned" incentives where the "corresponding performance targets were later reasonably determined not to have been achieved". As a review of the Compensation Committee Report in any recent ExxonMobil proxy statement would clarify, ExxonMobil's Compensation Committee does not award incentives on the basis of a quantitative formula. Rather, the Committee determines awards based on a consideration not only of an executive's performance on financial and operating measures but also takes into account factors such as safety, health, and environmental performance.

The supporting statement seeks the inclusion of "enabling or consistent text as soon as feasibly possible" in applicable employment agreements and incentive plans. However, as noted above and as also highlighted in our prior proxy statements, ExxonMobil executives do not have employment or severance agreements, and our incentive plans already incorporate broad flexibility for the forfeiture or cancellation of awards.

Lastly the supporting statement makes reference to "the spreading scandal over backdated options." Again, this reflects a lack of any specific consideration of ExxonMobil by the proponent, as ExxonMobil has no backdated options and in fact has granted no stock options at all for over five years.

The supporting statement specifically states that the proposal "is not intended to unnecessarily limit our Board's judgment in crafting the requested change." This is key to the analysis. Given the significant differences between ExxonMobil's actual compensation policies and the supposed policies upon which the proposal is predicated, application of the proposal to ExxonMobil inherently requires Board judgment. ExxonMobil strongly believes that, viewed as a whole, the corporation's unique "pay-at-risk" program goes well beyond the spirit and intent of the proposal.[1]

The example cited by the proponent helps illustrate the argument. The supporting statement speaks of misstated financial results and executives being subject to criminal sanction. There is no question, under the pay-at-risk program described above, that an ExxonMobil executive would be in a position to lose a large portion of his or her compensation under far less egregious circumstances. We believe this is the test that should be applied to determine whether ExxonMobil has "substantially implemented" this proposal.[2]

If you have any questions or require additional information, please contact me directly at 972-444-1478. In my absence, please contact Lisa K. Bork at 972-444-1473.

Please file-stamp the enclosed copy of this letter and return it to me in the enclosed self-addressed postage-paid envelope. In accordance with SEC rules, I also enclose five additional copies of this letter and the enclosures. A copy of this letter and the enclosures is being sent to the proponent and the proponent's designated representative.

Sincerely,

James E. Parsons /ch

James Earl Parsons

JEP/clh
Enclosure

[1] The fact that the proposal requests a "by-law" is a matter of form, not substance, since the express provisions of ExxonMobil's existing compensation programs and awards already substantially accomplish the goals of the proposal.

[2] "[A] determination that the company has substantially implemented the proposal depends upon whether its particular policies, practices, and procedures compare favorably with the guidelines of the proposal." Texaco Inc. (March 28, 1991).

Proponent:

Mr. William Steiner
112 Abbottsford Gate
Piermont, NY 10968

Proponent's Representative:

Mr. John Chevedden
2215 Nelson Avenue
No. 205
Redondo Beach, CA 90278

William Steiner
112 Abbottsford Gate
Piermont, NY 10968

Mr. Rex W. Tillerson
Chairman
Exxon Mobil Corporation (XOM)
5959 Las Colinas Blvd.
Irving TX 75039

Rule 14a-8 Proposal

Dear Mr. Tillerson,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for Mr. John Chevedden and/or his designee to act on my behalf in shareholder matters, including this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communication to Mr. Chevedden at:

2215 Nelson Ave., No. 205
Redondo Beach, CA 90278
T: 310-371-7872
olmsted7p (at) earthlink.net
(In the interest of saving company expenses please communicate via email.)

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal by email.

Sincerely,

William Steiner — 10/12/06
William Steiner — Date

cc: Henry Hubble
Corporate Secretary
PH: 972 444-1000
T: 972-444-1538
FX: 972 444-1348
FX: 972-444-1505
James Parsons
T: 972-444-1478

SHAREHOLDER PROPOSAL

DEC 11 2006

NO. OF SHARES —6—
DISTRIBUTION: HHH: REG: TJG:
LKB: JEP: DGH: SMD

[Rule 14a-8 Proposal, December 11, 2006]

3 – Recoup Unearned Management Bonuses

"RESOLVED: Shareholders request our board to adopt a bylaw to enable our company to recoup all unearned incentive bonuses or other incentive payments to senior executives to the extent that their corresponding performance targets were later reasonably determined to have not been achieved. This is to be adopted as a bylaw unless such a bylaw format is absolutely impossible. If such a bylaw were absolutely impossible, then adoption would be as a policy. The Securities and Exchange Commission said there is a substantive distinction between a bylaw and a policy. Restatements are one means to determine such unearned bonuses.

This would include that all applicable employment agreements and incentive plans adopt enabling or consistent text as soon as feasibly possible. This proposal is not intended to unnecessarily limit our Board's judgment in crafting the requested change in accordance with applicable laws and existing contracts and pay plans. Our Compensation Committee is urged – for the good of our company – to promptly negotiate revised contracts that are consistent with this proposal even if this means that our executives be asked to voluntarily give up certain rights under their current contracts.

This proposal is similar to the proposal voted at the Computer Associates (CA) August 2004 annual meeting. In October 2003 Computer Associates announced that it had inflated income in the fiscal year ending March 31, 2000 by reporting income from contracts before they were signed.

Bonuses for senior executives in that year were based on income exceeding goals. Sanjay Kumar, then CEO, thus received a $3 million bonus based on Computer Associates' supposedly superior performance. Subsequently Mr. Kumar did not offer to return his bonus based on discredited earnings. Mr. Kumar was later sentenced to 12-years in jail in regard to his employment at Computer Associates.

There is no excuse for over-compensation based on discredited earnings at any company. It is particularly important to support this proposal because of our history of outrageous CEO pay. For instance our recent ex-CEO Mr. Raymond was entitled to $350 million.

The spreading scandal over backdated stock options is yet one more reminder that the executive class of many corporations seek over-compensation based on undeserved earnings.

Recoup Unearned Management Bonuses
Yes on 3

Notes:
William Steiner, 112 Abbottsford Gate, Piermont, NY 10968 sponsors this proposal.

The above format is requested for publication without re-editing or re-formatting.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:

Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

- the company objects to factual assertions because they are not supported;
- the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
- the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
- the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

See also: Sun Microsystems, Inc. (July 21, 2005).

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

Please advise if there is any typographical question.
Stock will be held until after the annual meeting and the proposal will be properly presented at the annual meeting.
Please acknowledge this proposal by email within 14-days and advise the most convenient fax number and email address to forward a broker letter, if needed, to the Corporate Secretary's office.

DJF

DISCOUNT BROKERS

Date: 8 Dec 2006

To whom it may concern:

As introducing broker for the account of William Steiner, account number AHS-000736, held with National Financial Services Corp. as custodian, DJF Discount Brokers hereby certifies that as of the date of this certification William Steiner is and has been the beneficial owner of 700 shares of Exxon Mobil Corp; having held at least two thousand dollars worth of the above mentioned security since the following date: 6/10/04, also having held at least two thousand dollars worth of the above mentioned security from at least one year prior to the date the proposal was submitted to the company.

Sincerely,

Mark Filiberto

Mark Filiberto,
President
DJF Discount Brokers

Post-It® Fax Note 7671	Date 12-8-06	# of pages ▶
To Harry Hubble	From John Chevedden	
Co./Dept.	Co.	
Phone #	Phone # 310-371-7872	
Fax # 972-444-1348 -1505	Fax #	

SHAREHOLDER PROPO

1981 Marcus Avenue • Suite C114 • Lake Success, NY 11042
516-328-2600 800-695-EASY www.djfdis.com Fax 516-328-2323

DEC 11 2006

NO. OF SHARES__________
DISTRIBUTION: HHH: REG: T.
LKB: JEP: DGH:

Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, Texas 75039-2298

Henry H. Hubble
Vice President, Investor Relations
and Secretary

ExxonMobil

December 12, 2006

VIA UPS - OVERNIGHT DELIVERY

Mr. William Steiner
112 Abbottsford Gate
Piermont, NY 10968

Dear Mr. Steiner:

This will acknowledge receipt of the proposal concerning management bonuses, which you have submitted in connection with ExxonMobil's 2007 annual meeting of shareholders. By copy of a letter from DJF Discount Brokers, share ownership has been verified.

You should note that, if your proposal is not withdrawn or excluded, you or your representative, who is qualified under New Jersey law to present the proposal on your behalf, must attend the annual meeting in person to present the proposal.

I note that you have designated Mr. John Chevedden, or his further delegate, as your representative for all purposes of this shareholder proposal. Mr. Chevedden should identify himself as your designated representative at the admissions desk, together with photo identification if requested, prior to the start of the meeting.

If, as your letter permits, Mr. Chevedden intends to appoint another person to act in his place as your representative to present your proposal, Mr. Chevedden must provide documentation signed by him that specifically identifies the intended representative by name and specifically delegates to that person the authority previously delegated by you to Mr. Chevedden to present the shareholder proposal on your behalf at the annual meeting. A copy of this authorization meeting state law requirements should be sent to my attention in advance of the meeting. Any such representative intending to act in place of Mr. Chevedden should also bring an original signed copy of the applicable authorization to the meeting and present it at the admissions desk, together with photo identification if requested, so that our counsel may verify the representative's authority to act on your behalf prior to the start of the meeting.

In the event that there are co-filers of this proposal (other than that noted in the first paragraph) and in light of the SEC staff legal bulletin 14C dealing with co-filers of shareholder proposals, we will be requesting each co-filer to provide us with clear documentation confirming your designation to act as lead filer and granting you authority to agree to modifications and/or withdrawal of the proposal on the co-filer's behalf. Obtaining this documentation will be in both your interest and ours. Without clear documentation from all co-filers confirming and delineating your authority as representative of the filing group, and considering the recent SEC staff guidance, it will be difficult for us to engage in productive dialogue concerning this proposal.

Sincerely,

Enclosure

c: Mr. John Chevedden

"QuantumView" <QuantumViewNotify@ups.com>

12/13/06 09:24 AM

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Ship To:
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112 Abbottsford Gate
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____2@@2@@2S8GcZwRlq9egq_I_kGEQJ9mq00G9QGWek_FGQ____

EXXON MOBIL CORPORATION

2003 INCENTIVE PROGRAM

I. Purposes.

This 2003 Incentive Program is intended to help reward, retain and motivate selected employees of the Corporation and its affiliates and to align further the interests of those employees with the interests of the Corporation's shareholders through the grant of stock-based awards.

II. Definitions.

The following definitions apply:

(1) 'Administrative authority' means the Board, a committee designated by the Board, the Chairman of the Board, or the Chairman's delegates authorized to administer outstanding awards under this Program, establish requirements and procedures for the operation of the Program, and to exercise other powers assigned to the administrative authority under this Program in accordance with Section III.

(2) 'Affiliate' means a corporation, partnership, limited liability company, or other entity in which the Corporation, directly or indirectly, owns an equity interest and which the administrative authority determines to be an affiliate for purposes of this Program (including for purposes of determining whether a change of employment constitutes a termination).

(3) 'Award' means a stock option, a stock appreciation right, restricted stock, a restricted stock unit, performance stock, a performance stock unit, deferred stock, a deferred stock unit, or other award granted under this Program.

(4) 'BCC' means the Board Compensation Committee designated in accordance with Section IV.

(5) 'Board' means the Board of Directors of the Corporation.

(6) 'Code' means the Internal Revenue Code, as in effect from time to time.

(7) 'Corporation' means Exxon Mobil Corporation, a New Jersey corporation, or its successors.

(8) 'Deferred stock' means a share the delivery of which is subject to a specified deferral period.

(9) 'Deferred stock unit' means a stock unit the settlement of which is subject to a specified deferral period.

(10) 'Designated beneficiary' means the person designated by the grantee of an award pursuant to Section XVI to be entitled, on the death of the grantee, to any remaining rights arising out of the award.

(11) 'Detrimental activity' of a grantee means activity at any time, during or after employment with the Corporation or an affiliate, that is determined in individual cases by the administrative authority to be (a) a material violation of applicable standards, policies, or procedures of the Corporation or an affiliate; or (b) a material breach of legal or other duties owed by the grantee to the Corporation or an affiliate; or (c) a material breach of any contract between the grantee and the Corporation or an affiliate; or (d) acceptance by grantee of duties to a third party under circumstances that create a material conflict of interest, or the appearance of a material conflict of interest, with respect to the grantee's retention of outstanding awards under this Program. Detrimental activity includes, without limitation, activity that would be a basis for termination of employment for cause under applicable law in the United States, or a comparable standard under applicable law of another jurisdiction. With respect to material conflict of interest or the appearance of material conflict of interest, such conflict or appearance might occur when, for example and without limitation, a grantee holding an outstanding award becomes employed or otherwise engaged by an entity that regulates, deals with, or competes with the Corporation or an affiliate.

(12) 'Employee' means an employee of the Corporation or an affiliate, including a part-time employee and an employee on military, family, or other approved temporary leave.

(13) 'Exchange Act' means the Securities Exchange Act of 1934, as in effect from time to time.

(14) 'Fair market value' as of any day means (a) if the New York Stock Exchange is open for trading on that day, the average of the high and low price of the shares as reported on the consolidated tape during the New York Stock Exchange regular session, or (b) if the New York Stock Exchange is not open for trading on that day, the price determined under the preceding clause (a) for the most recent prior trading day.

(15) 'Grantee' means a recipient of an award under this Program.

(16) 'Granting authority" means the Board or any appropriate committee authorized to grant and amend awards under this Program and to exercise other powers assigned to the granting authority under this Program in accordance with Section V.

(17) 'Incentive Stock Option' or 'ISO' means a stock option that meets the requirements of Section 422 of the Code or any successor provision.

(18) 'Other award' means a form of award based on, payable in, or otherwise related to shares that is not covered by Sections IX, X, XI, or XII of this Program

(19) 'Performance stock' means a share the delivery of which is subject to attainment of specified performance criteria.

(20) 'Performance stock unit' means a stock unit the delivery or settlement of which is subject to attainment of specified performance criteria.

(21) 'Program' means this 2003 Incentive Program, as amended from time to time.

(22) 'Reporting person' means a person subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the shares.

(23) 'Resign' means to terminate at the initiative of the employee before standard retirement time. Resignation includes, without limitation, early retirement at the initiative of the employee. The time or date of a resignation for purposes of this Program is not necessarily the employee's last day on the payroll. See Section XV(3).

(24) 'Restricted stock' means shares subject to restrictions on transfer and potential forfeiture for a specified restricted period.

(25) 'Restricted stock unit' means a stock unit subject to restrictions on transfer and potential forfeiture for a specified restricted period.

(26) 'Rule 16b-3' means Rule 16b-3 or any successor rule under the Exchange Act that exempts transactions under employee benefit plans, as in effect from time to time.

(27) 'Section 162(m)' means Section 162(m) of the Code and the regulations thereunder, as in effect from time to time.

(28) 'Share' means a share of common stock of the Corporation, or any security issued in exchange therefor.

(29) 'Stock unit' means a right with a value based on the value of shares.

(30) 'Shareholder-approved plan' means any of the plans constituting parts of any Incentive Programs previously approved by shareholder of the Corporation.

(31) 'Spread' means the difference between the exercise price per share of an award and the fair market value of the underlying shares on the date the award is exercised.

(32) 'Standard retirement time' means (a) for each U.S-dollar payroll employee, the first day of the month immediately following the month in which the employee attains age 65, and (b) for each other employee, the comparable age in that employee's payroll country as determined by the administrative authority with reference to local law, custom, and affiliate policies regarding retirement.

(33) 'Stock appreciation right' or 'SAR' means an award giving the grantee the right to receive the spread on the shares specified in the award.

(34) 'Terminate' means cease to be an employee for any reason, whether at the initiative of the employee, the employer, or otherwise. That reason could include, without limitation, resignation or retirement by the employee; discharge of the employee by the employer, with or without cause; death; transfer of employment to an entity that is not an affiliate; or a sale, divestiture, or other transaction as a result of which an employer ceases to be an affiliate. A change of employment from the Corporation or one affiliate to another affiliate or to the Corporation is not a termination. The time or date of termination is not necessarily the employee's last day on the payroll. See Section XV(3).

III. Administration.

The Board is the ultimate administrative authority for this Program, with the power to interpret and administer its provisions. The Board may delegate its authority to a committee which, except in the case of the BCC, need not be a committee of the Board. Subject to the authority of the Board or an authorized committee, the Chairman and his delegates will serve as the administrative authority for purposes of establishing requirements and procedures for the operation of the Program; making final determinations and interpretations with respect to outstanding awards; and exercising other powers assigned to the administrative authority under this Program.

IV. Board Compensation Committee.

The Board will appoint a BCC. The BCC will consist of three or more non-employee members of the Board, each of whom satisfies such criteria of independence as the Board may establish and such additional regulatory or listing requirements as the Board may determine to be applicable or appropriate. No award under this Program may be granted to a member of the BCC.

V. Right to Grant Awards; Reserved Powers; Eligibility

(1) The Board is the ultimate granting authority for this Program, with the power to select eligible persons for participation and to make all decisions concerning the grant or amendment of awards. The Board may delegate this authority in whole or in part (a) in the case of reporting persons, to the BCC, and (b) in the case of employees who are not reporting persons, to a committee of two or more persons who may, but need not, be directors of the Corporation.

(2) The granting authority has sole discretion to select persons for awards under this Program, except that grants may only be made to persons who at the time of grant are, or within the

immediately preceding 12 months have been, employees of the Corporation or of an affiliate in which the Corporation directly or indirectly holds a 50% or greater equity interest. No person is entitled to an award as a matter of right, and the grant of an award under this Program does not entitle a grantee to any future or additional awards.

VI. Term.

This Program will become effective when approved by the shareholders of the Corporation and will terminate when there are no longer any outstanding awards under the Program.

VII. Available Shares.

(1) The maximum number of shares issued pursuant to awards under this Program may not exceed 220,000,000 shares. Within this overall limitation, the following additional limitations also apply:

(a) no more than 20,000,000 shares may be issued under ISOs;

(b) no more than 5,000,000 shares may be granted under stock options or SARs to any one grantee in any one calendar year;

(c) no more than 10,000,000 shares may be issued under other awards pursuant to Section XIII; and

(d) grants of performance stock and performance stock units to certain senior executives under Section XI(2) are subject to the limitation based on annual net income specified in Section XI(2)(b).

(2) To the extent an award under this Program is settled in cash, expires unexercised, or is forfeited or cancelled, shares subject to the award will not be considered to have been issued and will not be applied against the maximum number of shares under the preceding clause (1).

(3) Shares surrendered to or withheld by the Corporation in payment of the exercise price or applicable taxes upon exercise or settlement of an award may also be used thereafter for additional awards.

VIII. Adjustments.

Whenever a stock split, stock dividend, merger, or other relevant change in capitalization occurs, the administrative authority (which, in the case of reporting persons, must be the BCC) may adjust the terms of outstanding awards, as well as the terms of this Program relating to the number of shares that may be granted or issued, as appropriate to prevent either dilution or enlargement of the rights of grantees and potential grantees.

IX. Stock Options; SARs.

(1) Subject to the terms of this Program, stock options and SARs may be granted to selected persons upon such terms and conditions as the granting authority determines, except that:

(a) The exercise price per share may not be less than 100 percent of fair market value on the date of grant.

(b) Except in case of death as provided in Section XVI, a stock option or SAR may not become exercisable until at least one year after the date of grant.

(c) An unexercised stock option or SAR will expire at the earliest of the following times:

(i) ten years after it is granted;

(ii) any earlier date specified in the award; or

(iii) such earlier date as may apply under Section XV.

(2) The granting authority may designate any stock option as an ISO. However, the aggregate fair market value (determined as of the date a stock option is granted) of shares underlying stock options designated as ISOs that become exercisable for the first time by any grantee during any calendar year (under this Program and all other plans of the Corporation and any affiliate) may not exceed $100,000 (or such other amount as may be reflected in the limits imposed from time to time by Section 422(d) of the Code or any successor provision). This limitation will be applied by taking stock options into account in the order in which they were granted. In addition, (a) the total number of shares granted as ISOs under this Program may not exceed the limit specified in Section VII(1)(a) and (b) no ISO may be granted after the tenth anniversary of the date on which shareholders approve this Program. If a stock option or portion that is intended to qualify as an ISO fails to meet the foregoing requirements, the option or portion will be treated as not being an ISO but will otherwise remain a valid stock option according to its terms.

(3) Payment of the exercise price of a stock option may be made in cash or shares in accordance with the terms of this Program and any requirements or procedures of the administrative authority in effect at the time. If permitted by the administrative authority, shares used as payment need not be physically delivered to the Corporation but may be deemed transferred so that only a net number of shares is physically delivered to the grantee in settlement of an option exercise. Shares used as payment will be valued at fair market value. For this purpose, the administrative authority may establish procedures under which fair market value is determined either on the date of exercise or as of the immediately preceding day.

(4) SARs may be granted as a freestanding awards or in tandem with stock options. A tandem SAR may be included with a stock option at the time the option is granted or by an amendment of the option. Exercise of a tandem SAR will be deemed a surrender of the related stock option for cancellation and vice versa. SARs may be settled in cash, shares, or a combination thereof.

(5) A stock option or SAR may provide that it will be deemed to be automatically exercised on the last day of its term if the award has positive value and would otherwise expire unexercised under subsections (1)(c)(i) or (1)(c)(ii) of this Section IX.

X. Restricted Stock; Restricted Stock Units.

Subject to the terms of this Program, restricted stock and restricted stock units may be granted to selected persons upon such terms and conditions as the granting authority determines, including: the duration and conditions of the applicable restricted periods; whether or not, in the case of restricted stock, the grantee has the right to vote the shares or receive dividends; and, in the case of restricted stock units, the method of settlement, which may be in cash, shares, or a combination thereof. However, except in case of death (which is covered in Section XVI), the restricted period for restricted stock and restricted stock units granted under this Section X may not be less than three years from the date the award is approved by the granting authority.

XI. Performance Stock; Performance Stock Units.

(1) Subject to the terms of this Program, performance stock and performance stock units may be granted to selected persons upon such terms and conditions as the granting authority determines, including: the applicable performance periods and performance criteria; maximum, minimum and target settlement values, if applicable; whether or not, in the case of performance stock, the grantee has the right to vote the shares or receive dividends; and, in the case of performance stock units, the method of settlement, which may be in cash, shares, or another form of award permitted under this Program, or a combination thereof. However, the performance period for performance stock and performance stock units granted under this Section XI may not be less than 12 months. The extent to which performance criteria have been achieved will be determined by the administrative authority (which, in the case of awards granted under Section XI(2), must be the BCC).

(2) Performance stock or performance stock units granted to the Corporation's chief executive officer, the other four most highly compensated officers, and any other key employees designated by the BCC as of the end of each taxable year of the Corporation will be subject to the following additional terms:

(a) The award will be subject both to the shareholder-approved performance goal specified in paragraph (b) of this Section XI(2) and to the attainment of such other objective goals as shall be pre-established by the BCC based on one or more of the following performance criteria: earnings per share, net income, cash flow, operating income, return on capital employed, and total shareholder return.

(b) The maximum amount of awards granted under these terms to any one grantee for any one year is limited to the shareholder-approved performance goal of one-half of one percent (0.5%) of the Corporation's net income from operations for that year. For this purpose, performance stock will be valued at the fair market value of shares and performance stock units will be valued at the fair market value of one share per unit on the date of grant. The BCC may award a grantee less, but not more, than the maximum award under this Section XI(2).

XII. Deferred Stock; Deferred Stock Units.

(1) Subject to the terms of this Program, deferred stock and deferred stock units may be granted to selected persons upon such terms and conditions as the granting authority determines, including: the duration of the deferral period; the number of installments in which delivery of deferred stock or settlement of deferred stock units will be made; whether or not, in the case of deferred stock, the grantee has the right to vote the shares or receive dividends; and, in the case of deferred stock units, the method of settlement, which may be in cash, shares, or a combination thereof. However, deferred stock and deferred stock units granted under this Section XII may only be granted in lieu of salary, bonus, or incentive compensation that would otherwise be paid to the grantee in cash. For this purpose, deferred stock will be valued at the fair market value of shares and deferred stock units will be valued at the fair market value of one share per unit on the date of grant.

(2) Deferred stock and deferred stock units may be awarded at the election of the granting authority or, if the granting authority permits and subject to any requirements and procedures established by the administrative authority, at the election of the grantee.

XIII. Other Awards.

Subject to the terms of this Program (including the 10,000,000 share limit specified in Section VII(1)(c)), other awards may be granted to selected persons upon such terms and conditions as the granting authority determines consistent with the overall purposes of this Program.

XIV. Deferred and Installment Settlement; Dividend and Interest Equivalents.

(1) The granting authority may permit or require settlement of any award under this Program to be deferred and to be made in one or more installments upon such terms and conditions as the granting authority may determine at the time the award is granted or by amendment of the award.

(2) Any form of award may accrue dividend equivalents upon such terms and conditions as the granting authority determines. Dividend equivalents may be paid currently in cash or may be deemed to be reinvested in additional shares (which may thereafter accrue additional dividend equivalents). Any reinvestment will be at fair market value on the date thereof. Reinvested dividend equivalents will be settled in cash or shares upon exercise, settlement, or payment of, or lapse of restrictions on, the underlying award, and will expire or be forfeited or cancelled upon the same conditions as the underlying award.

(3) An award that is settled in whole or in part in cash on a deferred basis may provide for interest equivalents to be credited with respect to the cash payment upon such terms and conditions as the granting authority determines. Interest equivalents may be paid currently or may be added to the balance of the award amount and compounded. Compounded interest equivalents will be paid in

cash upon exercise, settlement, or payment of, or lapse of restrictions on, the underlying award, and will expire or be forfeited or cancelled upon the same conditions as the underlying award. The granting authority may delegate to the administrative authority the right to determine the rate or rates at which interest equivalents will accrue.

(4) The crediting of dividend or interest equivalents on an outstanding award is not a new grant for purposes of the eligibility provisions of Section V(2).

XV. Termination; Detrimental Activity.

(1) If a grantee terminates before standard retirement time, other than by reason of death, all outstanding awards of the grantee under this Program (including unexercised stock options or SARs, restricted stock and restricted stock units still subject to restriction, and performance stock, performance stock units, deferred stock, deferred stock units, and other awards not yet paid or settled) will automatically expire and be forfeited as of the date of termination except to the extent the administrative authority (which, in the case of reporting persons, must be the BCC) determines otherwise.

(2) If a grantee resigns, the administrative authority (which, in the case of reporting persons, must be the BCC) may, in furtherance of the employee-retention purpose of this Program or for other good reason, require the grantee to pay to the Corporation an amount equal to the spread on any stock option or SAR exercised by the grantee during the six-month period immediately preceding such resignation. The provisions of this Section XV(2) are in addition to, not in lieu of, the other consequences of termination provided in this Section XV.

(3) For purposes of this Program, the administrative authority may determine that the time or date an employee resigns or otherwise terminates is the time or date the employee gives notice of resignation, accepts employment with another employer, otherwise indicates an intent to resign, or is discharged. The time or date of termination for this purpose is not necessarily the employee's last day on the payroll.

(4) If the administrative authority (which, in the case of reporting persons, must be the BCC) determines that a grantee has engaged in detrimental activity, whether or not the grantee is still an employee, then the administrative authority may, effective as of the time of such determination, cancel and cause to expire all or part of the grantee's outstanding awards under this Program (including unexercised stock options or SARs, restricted stock and restricted stock units still subject to restriction, and performance stock, performance stock units, deferred stock, deferred stock units, and other awards not yet paid or settled).

(5) If the administrative authority is advised or has reason to believe that a grantee (a) may have engaged in detrimental activity or (b) may have accepted employment with another employer or otherwise indicated an intent to resign, the authority may suspend the exercise, delivery or settlement of all or any specified portion of such grantee's outstanding awards pending an investigation of the matter.

XVI. Death; Beneficiary Designation

(1) Unless otherwise specified in the award, if a grantee dies

(a) any of the grantee's stock options or SARs that are not yet exercisable will become immediately exercisable in full;

(b) any remaining restrictions with respect to the grantee's restricted stock or restricted stock units will expire; and

(c) the administrative authority may alter or accelerate the settlement schedule of any performance stock, performance stock units, deferred stock, deferred stock units, or other award payable on a deferred or installment basis.

(2) Any rights with respect to an award existing after the grantee dies are exercisable by the grantee's designated beneficiary or, if there is no designated beneficiary, by the grantee's estate representative or lawful heirs as demonstrated to the satisfaction of the administrative authority. Beneficiary designations must be made in writing and in accordance with such requirements and procedures as the administrative authority may establish.

XVII. Amendments to the Program and Outstanding Awards; Shareholder Approval.

(1) The Board can from time to time amend this Program or halt the grant of new awards under this Program, except that approval of the shareholders of the Corporation will be required for any amendment (other than adjustments under Section VIII):

(a) to increase the maximum number of shares that may be issued under Section VII;

(b) to decrease the minimum exercise price per share of a stock option or SAR; or

(c) that would otherwise materially increase the benefits accruing to participants under the Program.

An amendment of this Program will, unless the amendment provides otherwise, be immediately and automatically effective for all outstanding awards.

(2) Without amending this Program, the granting authority may amend any one or more outstanding awards under this Program or any other shareholder-approved plan to incorporate in those awards any terms that could be incorporated in a new award under this Program, except that approval of the shareholders of the Corporation will be required for any amendment of an outstanding stock option or SAR to decrease the exercise price per share (other than an adjustment under Section VIII). An award as amended must satisfy any conditions or limitations applicable to the particular type of award under the terms of this Program.

(3) Approval of the shareholders of the Corporation will also be required for (a) any cancellation of an outstanding option or SAR in exchange for the grant of a new option or SAR

having a lower exercise price per share or (b) any cancellation of an outstanding option or SAR having an exercise price above the current market price of the shares in exchange for another form of award under this Program.

XVIII. Withholding Taxes.

The Corporation has the right in its sole discretion to deduct or withhold at any time shares, stock units, or cash otherwise payable or deliverable in order to satisfy any required withholding, social security, and similar taxes and contributions with respect to awards under this Program. Withheld shares may be retained by the Corporation or sold on behalf of the grantee. Alternatively, the Corporation also has the right in its sole discretion to require the grantee at any time to deposit with the Corporation cash in an amount determined by the Corporation to be necessary to satisfy required withholding, social security, and similar taxes and contributions with respect to awards under this Program. In its sole discretion, the Corporation may permit the grantee to satisfy all or part of the grantee's obligations under this Section XVIII by delivering, in accordance with any applicable requirements or procedures of the administrative authority, shares previously owned by the grantee. Shares withheld or delivered in accordance with this Section XVIII will be valued at fair market value. For this purpose, the administrative authority may establish procedures under which fair market value is determined either on the date of withholding or delivery or as of the immediately preceding day.

XIX. Non-U.S. Awards.

Subject to the limitations contained in this Program, the granting authority may establish different terms and conditions for awards to persons who are residents or nationals of countries other than the United States in order to accommodate the local laws, tax policies, or customs of such countries. Such terms and conditions may include, without limitation, granting cash-only stock appreciation rights or stock units in lieu of or in tandem with share awards. The granting authority may adopt one or more supplements or sub-plans under this Program to implement those different terms and conditions.

XX. General Provisions.

(1) Shares subject to awards under this Program may either be authorized but unissued shares or previously issued shares that have been reacquired by the Corporation.

(2) For reporting persons, transactions under this Program are intended to comply with all applicable conditions of Rule 16b-3. If any provision of this Program or any action by an authority under this Program fails to so comply, such provision or action will, without further action by any person, be deemed to be automatically amended to the extent necessary to effect compliance with Rule 16b-3 or, if such provision or action cannot be amended to effect such compliance, be deemed null and void.

(3) An award under this Program is not transferable except by will or the laws of descent and distribution, and is not subject to attachment, execution, or levy of any kind. The designation by a grantee of a designated beneficiary is not a transfer for this purpose.

(4) A particular form of award may be granted to a grantee either alone or in addition to other awards hereunder. The provisions of particular forms of award need not be the same for each grantee.

(5) Unless otherwise provided in the terms of an award, an award will not give the grantee any rights as a shareholder until any shares subject to or deliverable in settlement of the award are actually issued and registered in the name of the grantee free of restriction.

(6) An award may be granted for no consideration, for the minimum consideration required by applicable law, or for such other consideration as the granting authority may determine.

(7) An award and any shares in settlement of an award may be evidenced in such manner as the administrative authority determines, including by physical instrument or certificate, by electronic communication, or by book-entry. In the event of any dispute or discrepancy regarding the terms of an award, the records of the administrative authority will be determinative.

(8) The grant of an award under this Program does not constitute or imply a contract of employment and does not in any way limit or restrict the ability of the employer to terminate the grantee's employment, with or without cause, even if such termination results in the expiration, cancellation, or forfeiture of outstanding awards.

(9) A grantee will have only a contractual right to the shares or amounts, if any, payable in settlement of an award under this Program, unsecured by any assets of the Corporation or any other entity.

(10) This Program will be governed by the laws of the State of New York and the United States of America, without regard to any conflict of law rules.

EXXON MOBIL CORPORATION

SHORT TERM INCENTIVE PROGRAM
(as amended February 25, 2004)

I. Purposes

The Short Term Incentive Program is intended to help reward, retain, and motivate selected employees of the Corporation and its affiliates by recognizing efforts and accomplishments which contribute materially to the success of the Corporation's business interests.

II. Definitions

In this Program, except where the context otherwise indicates, the following definitions apply:

(1) "Administrative authority" means the Board, a committee designated by the Board, the Chairman of the Board, or the Chairman's delegates authorized to administer outstanding awards under this Program, establish requirements and procedures for the operation of the Program, and to exercise other powers assigned to the administrative authority under this Program.

(2) "Affiliate" means a corporation, partnership, limited liability company, or other entity in which the Corporation, directly or indirectly, owns an equity interest and which the administrative authority determines to be an affiliate for purposes of this Program (including for purposes of determining whether a change of employment constitutes a termination).

(3) "Award" means a bonus, bonus unit, or other award under this Program.

(4) "Board" means the Board of Directors of the Corporation.

(5) "Bonus" means a cash award specific in amount.

(6) "Bonus unit" means a potential cash award whose amount is based upon specified measurement criteria. The term bonus unit includes, but is not limited to, earnings bonus units.

(7) "Compensation Committee" means the committee of the Board so designated.

(8) "Corporation" means Exxon Mobil Corporation, a New Jersey corporation, or its successors.

(9) "Designated beneficiary" means a person designated by the grantee of an award pursuant to Section XII to be entitled, on the death of the grantee, to any remaining rights arising out of such award.

(10) "Detrimental activity" of a grantee means activity at any time, during or after employment with the Corporation or an affiliate, that is determined in individual cases by the administrative authority to be (a) a material violation of applicable standards, policies, or procedures of the Corporation or an affiliate; or (b) a material breach of legal or other duties owed by the grantee to the Corporation or an affiliate; or (c) a material breach of any contract between the grantee and the Corporation or an affiliate; or (d) acceptance by grantee of duties to a third party under circumstances that create a material conflict of interest, or the appearance of a material conflict of interest, with respect to the grantee's retention of outstanding awards under

this Program. Detrimental activity includes, without limitation, activity that would be a basis for termination of employment for cause under applicable law in the United States, or a comparable standard under applicable law of another jurisdiction. With respect to material conflict of interest or the appearance of material conflict of interest, such conflict or appearance might occur when, for example and without limitation, a grantee holding an outstanding award becomes employed or otherwise engaged by an entity that regulates, deals with, or competes with the Corporation or an affiliate.

(11) "Earnings bonus unit" or "EBU" means an award of the potential right to receive from the Corporation at the settlement date specified in the award instrument, or at any later payment dates so specified, an amount of cash, up to the specified maximum settlement value, equal to the Corporation's cumulative net income per common share (basic), as reflected in its quarterly earnings statements as initially published, commencing with earnings for the first full quarter after the date of grant through the last full quarter preceding the settlement date.

(12) "Employee" means an employee of the Corporation or an affiliate, including a part-time employee or an employee on military, family, or other approved temporary leave.

(13) "Exchange Act" means the Securities Exchange Act of 1934, as in effect from time to time.

(14) "Grantee" means a recipient of an award under this Program.

(15) "Granting authority" means the Board or any appropriate committee authorized to grant and amend awards under this Program and to exercise other powers assigned to the granting authority.

(16) "Net Income Per Common Share (Basic)" is a measure of net income per common share that is determined on the basis of the weighted average number of shares outstanding in the period and does not assume dilution.

(17) "Program" means this Short Term Incentive Program, as amended from time to time.

(18) "Reporting person" means a person subject to the reporting requirements of Section 16(a) of the Exchange Act.

(19) "Resign" means to terminate at the initiative of the employee before standard retirement time. Resignation includes, without limitation, early retirement at the initiative of the employee. The time or date of a resignation for purposes of this Program is not necessarily the employee's last day on the payroll. See Section XI(2).

(20) "Section 16" means Section 16 of the Exchange Act, together with the rules and interpretations thereunder, as in effect from time to time.

(21) "Standard retirement time" means (a) for each US-dollar payroll employee, the first day of the month immediately following the month in which the employee attains age 65; and (b) for each other employee, the comparable age in that employee's payroll country as determined by the administrative authority with reference to local law, custom, and affiliate policies regarding retirement.

(22) "Terminate" means cease to be an employee for any reason, whether at the initiative of the employee, the employer, or otherwise. That reason could include, without limitation, resignation or retirement by the employee; discharge of the employee by the employer, with or without cause; death; transfer of employment to an entity that is a not an affiliate; or a sale,

divestiture, or other transaction as a result of which an employer ceases to be an affiliate. A change of employment from the Corporation or one affiliate to another affiliate, or to the Corporation, is not a termination. The time or date of termination is not necessarily the employee's last day on the payroll. See Section XI(2).

(23) "Year" means calendar year.

III. Administration

The Board is the ultimate administrative authority for this Program, with the power to interpret and administer its provisions. The Board may delegate its authority to a committee which, except in the case of the Compensation Committee, need not be a committee of the Board. Subject to the authority of the Board or an authorized committee, the Chairman and his delegates will serve as the administrative authority for purposes of establishing requirements and procedures for the operation of the Program; making final determinations and interpretations with respect to outstanding awards; and exercising other powers assigned to the administrative authority under this Program.

IV. No Equity-Security Awards

It is intended that this Program not be subject to the provisions of Section 16 and that awards granted hereunder not be considered equity securities of the Corporation within the meaning of Section 16. Accordingly, no award under this Program will be payable in any equity security of the Corporation. In the event an award to a reporting person under this Program should be deemed to be an equity security of the Corporation within the meaning of Section 16, such award may, to the extent permitted by law and deemed advisable by the granting authority, be amended so as not to constitute such an equity security, or may be annulled. Each award to a reporting person under this Program will be deemed issued subject to the foregoing qualification.

V. Annual Ceiling

In respect to each year under the Program, the Compensation Committee will, pursuant to authority delegated by the Board, establish a ceiling on the aggregate dollar amount that can be awarded under the Program. With respect to bonuses and bonus units granted in a particular year under the Program, the sum of (1) the aggregate amount of bonuses, and (2) the aggregate maximum settlement value of bonus units will not exceed such ceiling. The Compensation Committee may revise the ceiling from time to time as it deems appropriate.

VI. Right to Grant Awards; Reserved Powers; Eligibility

(1) The Board is the ultimate granting authority for this Program, with the power to select eligible persons for participation and to make all decisions concerning the grant or amendment of awards. The Board may delegate this authority in whole or in part (a) in the case of reporting persons, to the Compensation Committee; and (b) in the case of employees who are not reporting persons, to a committee of two or more persons who may, but need not, be directors of the Corporation.

(2) The granting authority has sole discretion to select persons for awards under this Program, except that grants may be made only to persons who at the time of grant are, or within the immediately preceding 12 months have been, employees of the Corporation or of an affiliate in which the Corporation directly or indirectly holds a 50 percent or greater equity interest. No person is entitled to an award as a matter of right, and the grant of an award under this Program does not entitle a grantee to any future or additional awards.

(3) No award may be granted to a member of the Compensation Committee.

VII. Term

This Program will continue until terminated by the Board.

VIII. Form of Bonus

A bonus may be granted either wholly in cash, wholly in bonus units, or partly in each.

IX. Settlement of Bonuses

Each grant will specify the time and method of settlement as determined by the granting authority. Each grant, any portion of which is in bonus units, will specify as the regular time of settlement for that portion a settlement date, which may be accelerated to an earlier time specified in the award instrument.

X. Deferred and Installment Settlement; Interest Equivalents

(1) The granting authority may permit or require settlement of any award under this Program to be deferred and to be made in one or more installments upon such terms and conditions as the granting authority may determine at the time the award is granted or by amendment of the award, provided that settlement may not be made later than the tenth anniversary of the grantee's date of termination.

(2) An award that is to be settled in whole or in part in cash on a deferred basis may provide for interest equivalents to be credited with respect to the deferred cash payment or payments upon such terms and conditions as the granting authority determines. Interest equivalents may be paid currently or may be added to the balance of the award amount and compounded, as specified in the award instrument. Compounded interest equivalents will be paid in cash upon settlement or payment of the underlying award and will

expire or be forfeited or cancelled upon the same conditions as the underlying award. The granting authority may delegate to the administrative authority the right to determine the rate or rates at which interest equivalents will accrue.

(3) Credits of interest equivalents on outstanding awards are not new grants with reference to the eligibility provisions of Section VI(2).

(4) Credits of interest equivalents will not be included in any computation to establish compliance with a ceiling established by the Compensation Committee pursuant to Section V.

XI. Termination, Detrimental Activity

(1) If a grantee terminates before standard retirement time, other than by reason of death, all outstanding awards of the grantee under this Program (including bonuses, bonus units, EBUs, and other awards not yet paid or settled) will automatically expire and be forfeited as of the date of termination except to the extent the administrative authority (which, in the case of reporting persons, must be the Compensation Committee) determines otherwise.

(2) For purposes of this Program, the administrative authority may determine that the time or date an employee resigns or otherwise terminates is the time or date the employee gives notice of resignation, accepts employment with another employer, otherwise indicates an intent to resign, or is discharged. The time or date of termination for this purpose is not necessarily the employee's last day on the payroll.

(3) If the administrative authority (which, in the case of reporting persons, must be the Compensation Committee) determines that a grantee has engaged in

detrimental activity, whether or not the grantee is still an employee, then the administrative authority may, effective as of the time of such determination, cancel and cause to expire all or part of the grantee's outstanding awards under this Program (including bonuses, bonus units, EBUs, and other awards not yet paid or settled).

(4) If the administrative authority is advised or has reason to believe that a grantee (a) may have engaged in detrimental activity; or (b) may have accepted employment with another employer or otherwise indicated an intent to resign, the authority may suspend the exercise, delivery, or settlement of all or any specified portion of such grantee's outstanding awards pending an investigation of the matter.

XII. Death; Beneficiary Designation

Any rights with respect to an award existing after the grantee dies are exercisable by the grantee's designated beneficiary or, if there is no designated beneficiary, by the grantee's estate representative or lawful heirs as demonstrated to the satisfaction of the administrative authority. Beneficiary designations must be made in writing and in accordance with such requirements and procedures as the administrative authority may establish. Unless specified otherwise in the award instrument, if a grantee dies, the administrative authority may accelerate or otherwise alter the settlement of deferred awards to that grantee.

XIII. Amendments to this Program and Outstanding Awards

(1) The Board may from time to time amend this Program. An amendment of this Program will, unless the amendment provides otherwise, be immediately and automatically effective for all outstanding awards.

(2) Without amending this Program, the granting authority may amend any one or more outstanding awards under this Program to incorporate in those awards any terms that could be incorporated in a new award under this Program. An award as amended must satisfy any conditions or limitations applicable to the particular type of award under the terms of this Program.

XIV. Withholding Taxes

The Corporation has the right, in its sole discretion, to deduct or withhold at any time cash otherwise payable or deliverable in order to satisfy any required withholding, social security, and similar taxes and contributions with respect to awards under this Program.

XV. Non-US Awards

Subject to the limitations contained in this Program, the granting authority may establish different terms and conditions for awards to persons who are residents or nationals of countries other than the United States in order to accommodate the local laws, tax policies, or customs of such countries. The granting authority may adopt one or more supplements or sub-plans under this Program to implement those different terms and conditions.

XVI. General Provisions

(1) An award under this Program is not transferable except by will or the laws of descent and distribution, and is not subject to attachment, execution, or levy of any kind. The designation by a grantee of a designated beneficiary is not a transfer for this purpose.

(2) A particular form of award may be granted to a grantee either alone or in addition to other awards hereunder. The provisions of particular forms of award need not be the same for each grantee.

(3) An award may be granted for no consideration, for the minimum consideration required by applicable law, or for such other consideration as the granting authority may determine.

(4) An award may be evidenced in such manner as the administrative authority determines, including by physical instrument, by electronic communication, or by book entry. In the event of any dispute or discrepancy regarding the terms of an award, the records of the administrative authority will be determinative.

(5) The grant of an award under this Program does not constitute or imply a contract of employment and does not in any way limit or restrict the ability of the employer to terminate the grantee's employment, with or without cause, even if such termination results in the expiration, cancellation, or forfeiture of outstanding awards.

(6) A grantee will have only a contractual right to the amounts, if any, payable in settlement of an award under this Program, unsecured by any assets of the Corporation or any other entity.

(7) This Program will be governed by the laws of the State of New York and the United States of America, without regard to any conflict of law rules.

[redacted]

From: CFLETTERS
Sent: Wednesday, January 24, 2007 9:04 AM
To: [redacted]
Cc:
Subject: FW: Exxon Mobil Corporation (XOM) Shareholder Position on Company No-Action Request (William Steiner)

-----Original Message-----
From: J [mailto:olmsted7p@earthlink.net]
Sent: Tuesday, January 23, 2007 11:34 PM
To: CFLETTERS
Cc: James Parsons
Subject: Exxon Mobil Corporation (XOM) Shareholder Position on Company No-Action Request (William Steiner)

JOHN CHEVEDDEN
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

January 23, 2007

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Exxon Mobil Corporation (XOM)
Shareholder Position on Company No-Action Request Rule 14a-8 Proposal: Recoup Unearned Management Bonuses
William Steiner

Ladies and Gentlemen:

This is an initial response to the company January 18, 2007 no action request.

The company claims that it is due credit for ³substantial implementation² by doing *absolutely nothing*. The company fails to provide one precedent where a company received credit under rule 14a-8 for substantial implementation by doing nothing.

The company presents gratuitous public relations type material on its compensation polices in general. Without specifics the company tries to give the halo impression that it would be impossible for any individual executive to collect an unearned bonus as a result of his own cooking of the books.

However, that is not specifically what the proposal calls for. The proposal asks that all unearned incentive bonuses to senior executives be recouped. A hundred employees can receive unearned bonuses if only one employee cooks the books. The rule 14a-8 proposal does not limit the recoupment to only the senior executive who cooks the books. The following is the text of the
proposal:

³RESOLVED: Shareholders request our board to adopt a bylaw to enable our company to recoup all unearned incentive

bonuses or other incentive payments to senior executives to the extent that their corresponding performance targets were later reasonably determined to have not been achieved. This is to be adopted as a bylaw unless such a bylaw format is absolutely impossible. If such a bylaw were absolutely impossible, then adoption would be as a policy. The Securities and Exchange Commission said there is a substantive distinction between a bylaw and a policy. Restatements are one means to determine such unearned bonuses.[2]

The company seems to imply that the Pfizer case involved a recoupment proposal. To the contrary Pfizer concerns executive pensions.
Pfizer Inc. (Recon.)
WSB No.: 0313200615
Public Availability Date: Wednesday, March 8, 2006
Abstract:
...The staff reconsiders its position taken in Pfizer Inc., SEC No-Action Letters Ind. & Summaries (WSB) #0213200620 (February 8, 2006) , in which it held that a shareholder proposal, which requests that this company's board seek shareholder approval for executive pension benefits that exceed 100 percent of their final salary, may not be omitted from the company's proxy material under rule 14a-8 (i) (10) . The staff now believes that the proposal may be omitted under rule 14a-8 (i) (10) .

For the above reasons it is respectfully requested that concurrence not be granted to the company. It is also respectfully requested that the shareholder have the last opportunity to submit material in support of including this proposal since the company had the first letter.

Sincerely,

John Chevedden

cc:
William Steiner
James Parsons <james.e.parsons@exxonmobil.com>

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 7, 2007

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Exxon Mobil Corporation
Incoming letter dated January 18, 2007

The proposal requests that the board adopt a bylaw to recoup all unearned incentive bonuses or other incentive payments to senior executives to the extent that their corresponding performance targets were later reasonably determined not to have been achieved.

We are unable to concur in your view that ExxonMobil may exclude the proposal under rule 14a-8(i)(10). Accordingly, we do not believe that ExxonMobil may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Ted Yu
Special Counsel

END